SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 15, 2014

On December 15, 2014, at 12 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, a Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. Board Members Almir Guilherme Barbassa, José Carlos Cosenza, and José Alcides Santoro Martins were absent due to justified reason, being replaced by their respective alternates, Mr. Gustavo Tardin Barbosa, Antonio Aparecida de Oliveira and Arão Dias Tisser. The Chief Executive Officer, Carlos Fadigas de Souza Filho, Officers Decio Oddone, Edmundo Correia Aires, Gustavo Valverde, Mario Augusto da Silva, Luciano Guidolin and Marcelo Cerqueira, and Messrs. Marcelo Lyra, Roberto Bischoff, Fernando Musa, Marcelo Arantes, Pedro Freitas, Guilherme Furtado, and Aloizio Rocha, member of the Fiscal Board, were also present. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: 1) PROPOSED RESOLUTIONS: After due analysis of the Proposed Resolutions ("PDs"), copies and related documentation of which were previously sent to the Board of Directors and will remain duly filed in the Company’s office, as provided for in its Rules of Procedure, the following resolutions were approved by unanimous vote according to the terms and conditions set out in the respective PDs: (1.1) PD.CA-BAK-16/2014 – Selection of the Accounting Firm for Years of 2015 through 2017: as performed in previous years, in compliance with the rotation rule imposed by the Brazilian Securities and Exchange Commission – CVM, to retain KPMG Auditores Independentes as the accounting firm of Braskem and its controlled companies in Brazil, keeping PricewaterhouseCoopers in order to perform audit works on the controlled companies abroad, SOX audit, and to issue an opinion on the reports filed with the Security Exchange Commission – SEC; 1.2) PD.CA-BAK-17/2014 – Opening of Credit Facility with BNDES; and 1.3) PD.CA-BAK-18/2014 – Taking out of Loans or Financing by the Executive Office of Braskem for the year of 2015: to authorize, for the year of 2015 or until the first Board Meeting held in 2016, the limit per transaction up to which the Executive Office may take out loans or financing, in Brazil or abroad, without previous authorization of the Board of Directors, in the amount of (i) up to USD250,000,000.00 for transactions denominated in foreign currency, and (ii) up to R$500,000,000.00 for transactions denominated in Reais; it is hereby certain that the loans or financing taken out in the referred period, in excess of (i) R$80,000,000.00 for transactions denominated in Reais and (ii) USD40,000,000.00 for transactions denominated in foreign currency, shall be informed to the Board of Directors, through the Finance and Investment Committee; 2) 2015 CALENDAR – The Calendars for the Board of Directors’ ordinary meetings and for sending the Monthly Reports on the Monitoring of the 2015/2017 Action Program of the Corporate Leader (“Company’s Business Plan) were approved, as presented, which, after initialed by the members of the presiding board shall be filed at the Company’s headquarters.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932
São Paulo/SP – Rua Lemos de Monteiro, 120, 22º ANDAR, São Paulo, SP, CEP. 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 15, 2014

II) Subjects for Acknowledgement: Presentations/reports were made by the respective individuals responsible for the following matters: a) Ethylene XXI Project; b) Solvay Indupa; c) Change in the Board of Directors’ Support Committees in order to include alternate members, which shall be composed as follows: Strategy and Communication Committee: Newton de Souza (Alternate: Mauricio Ferro), Alfredo Tellechea (Alternate: Luiz de Mendonça), Jose Alcides (Alternate: Arão Dias Tisser). Patrick Fairon (Alternate: Andrea Damiani); Personnel and Structure Committee: José Carlos Cosenza (Alternate: Antonio Aparecida de Oliveira), Daniel Villar (Alternate: Marcela Drehmer), Jairo Elias Flor (Alternate: Mauro Motta), and Álvaro Fernandes da Cunha Filho (Alternate: Paulo Lacerda), and Finance and Investment Committee: Marcela Drehmer (Alternate: Daniel Villar), Mauro Motta (Alternate: Jairo Flor), Almir Barbassa (Alternate: Gustavo Tardin Barbosa), Roberto Zurli (Alternate: José de Freitas Mascarenhas). III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the acting Chairman and by the Secretary of the Meeting. São Paulo, December 15, 2014. Signatures.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary, Antonio Aparecida Oliveira, Alfredo Lisboa Ribeiro Tellechea, Álvaro Fernandes da Cunha Filho, Gustavo Tardin Barbosa, Marcela Aparecida Drehmer Andrade, Newton Sérgio de Souza, Patrick Horbach Fairon, and Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932
São Paulo/SP – Rua Lemos de Monteiro, 120, 22º ANDAR, São Paulo, SP, CEP. 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.